EXHIBIT 99.1

ALL PROPOSALS APPROVED AT RADA’S Annual GENERAL MEETING OF SHAREHOLDERS

Netanya, Israel – August 03, 2017 – RADA Electronic Systems, Ltd. (NASDAQ: RADA), or the Company, announced today that all the proposals were approved at its Annual General Meeting of Shareholders that took place on August 03, 2017

The following resolutions were adopted at the Meeting:

(1)	To elect six (6) directors, each for a term expiring at our 2018 Annual General Meeting of Shareholders;

(2)	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2017, and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee.

For further details and information, please refer to the Company’s proxy statement dated June 29, 2017.